UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
CAFEPRESS INC.

(Amendment No. ________)*
COMMON STOCK
(Name of Issuer)
12769A103
(Title of Class of Securities)

Zachary Abrams, 1609 Baker Street, San Francisco, CA 94115 415-674-5800



12769A103
CUSIP No. 12769A103 ..................................

1. 	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). .... Zachary Abrams

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
.......Stratim Capital.........................................

(b)
.............................................................


3.
SEC Use Only ......................................................
PF
4.
Source of Funds (See Instructions) ...PF..............................

5.
Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e) .



6.
Citizenship or Place of Organization ..United States...............


Number of Shares Beneficially by Owned by Each Reporting Person With

7.
Sole Voting Power .....958,672...............................

8.
Shared Voting Power ............................................


9.
Sole Dispositive Power ......958,672...........................
10.
Shared Dispositive Power ..................................



11.
Aggregate Amount Beneficially Owned by Each Reporting Person ......
958,672.

12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)


13.
Percent of Class Represented by Amount in Row (11) .....
5.6%
14.
Type of Reporting Person (See Instructions)
...Zachary Abrams (IN), Stratim Capital (PN)




Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this 4-17-2012 statement is true, complete and correct.
Date: 4/15/2012
Zachary Abrams
Signature
Name/Title